Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Execution of Definitive Agreement for Disposal of Its Demand Side Marketing Solutions Business in Mainland China

HONG KONG — September 11, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the execution of a definitive agreement (the “Agreement”) to sell its demand side marketing solutions business in mainland China to SiAct Inc. at a consideration of RMB1 million or equivalents in US dollars (the “Disposal”).

The Disposal aligns with the Company’s ongoing strategic scale-down of lower-margin and higher-risk businesses in its marketing solutions segment, and the Company’s strategy of optimizing its operations and realigning its business focus to meet market trends. The uncertainties around the macro-economic conditions since the COVID-19 pandemic led to a broad-based slowdown in the advertising market in mainland China. In addition, the uncertainty in macro-economic environment with ongoing influences on market sentiment, advertising spending and promotional activities affect the profitability and cash flows of this cash intensive business segment. The Disposal will enable the Company to concentrate resources on its service offerings with higher margins, greater operational efficiency and flexibility, and balanced risks. The Company believes the Disposal will generate greater and lasting shareholder value, and the Company will continue to explore strategic opportunities for broader business growth. After the Disposal, the Company will continue to operate its supply side marketing solutions in mainland China, as well as marketing solutions and enterprise solutions business in Hong Kong and overseas.

To support the ongoing business operation of the disposed business, prior to the closing of the Disposal, the Company shall provide a loan to the disposed business in a principal amount of RMB20 million with a term of six months (which may be extended by the disposed business for up to 12 months) to support their ongoing business operations during the transition period. The loan would be secured by the accounts receivables of the disposed business. In addition, the Company has agreed to repay the outstanding principal of the loans previously extended by three banks to the disposed business, totaling approximately US$35.0 million, within six months following the execution of the Agreement.

For more details of the Disposal, please refer to Exhibit 99.2 of the current report on Form 6-K dated September 11, 2024 for the complete text of the Agreement.

The board of directors of the Company received a fairness opinion from an independent financial advisor, Houlihan Lokey (China) Limited, as to whether, as of the date of the Agreement, the consideration to be received by the Company in the Disposal pursuant to the Agreement is fair to the Company from a financial point of view. The audit committee and the board of directors of the Company have approved the Agreement, the Disposal and the other transactions thereunder.

The Disposal is conditioned upon receiving approval from Company’s shareholders. The Company will convene an annual general meeting of the shareholders on September 30, 2024 to consider and approve the Disposal.

The closing of the Disposal is not certain. There is no assurance that all conditions precedent to the closing of the Disposal will be satisfied or waived. Either party may terminate the Agreement if the closing of the Disposal has not taken place within 90 days following the execution of the Agreement, or the Disposal can be terminated by mutual written consent of the Company and SiAct Inc..

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com